

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Mr. Dennis Lorrig
President and Chief Executive Officer
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re:** **Denarii Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2010**
> **Filed June 1, 2010**
> **File No. 000-53389**

Dear Mr. Lorrig:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. Please correct your commission file number on the cover of your periodic and current filings to read 000-53389, which was assigned in conjunction with your filing of the Form 8-A registration statement on August 27, 2008.

Controls and Procedures, page 24

2.   Please expand your disclosure to include the conclusions of your assessment of the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K. Please ensure you expanded disclosure is presented separately from your assessment and related disclosures regarding internal controls over financial reporting.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 11

3.   We note you have included disclosures of your assessment of internal controls over financial reporting as of March 31, 2010. Please note that you are only required to assess and disclose your conclusions regarding internal controls over financial reporting as of December 31, the end of your fiscal year. We also note you have not disclosed your assessment of the effectiveness of your disclosure controls and procedures as of March 31, 2010. Assessment and disclosure of your conclusions of disclosure controls and procedures is required as of the end of each fiscal quarter. Please expand your disclosure to include the requirements of Item 307 of Regulation S-K.

Engineering Comments on Form 10-K for Fiscal Year Ended December 31, 2009

Company Overview, page 3

4.   Please disclose the following information for each of your material properties:

· The nature your ownership or interest in the property.

· A description of all interests in your properties, including the terms of all underlying agreements and royalties.

· Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

· An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

· Please include certain identifying information, such as the property names, claim

numbers, grant numbers, mining concession name or number, and dates of recording
and expiration that is sufficient to enable the claims to be distinguished from other
claims that may exist in the area or your properties.

· The conditions that must be met to retain your claims or leases, including
quantification and timing of all necessary payments, annual maintenance fees, and
disclose who is responsible for paying these fees.

· The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights
securing agreements, as required under paragraph (b)(2) of Industry Guide 7. If a
property is not material, please include a statement to that effect.

5.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all
your material properties listed under this heading. For any properties identified that are
not material, please include a statement to that effect, clarifying your intentions. For
each material property, include the following information:

· The location and means of access to your property, including the modes of
transportation utilized to and from the property.

· Any conditions that must be met in order to obtain or retain title to the property,
whether your have surface and/or mineral rights.

· A brief description of the rock formations and mineralization of existing or potential
economic significance on the property.

· A description of any work completed on the property and its present condition.

· The details as to modernization and physical condition of the plant and equipment,
including subsurface improvements and equipment.

· A description of equipment, infrastructure, and other facilities.

· The current state of exploration of the property.

· The total costs incurred to date and all planned future costs.

· The source of power and water that can be utilized at the property.

· If applicable, provide a clear statement that the property is without known reserves
and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

6.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

·   A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

·   A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

·   A north arrow.

·   An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

·   A title of the map or drawing, and the date on which it was drawn.

·   In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

7.   Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

8.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

9. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated. If this is the case, please provide a statement in your filing to that effect.

10. Please note that mineral reserves for a mineral property may not be designated unless:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

11. Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

12. Reserves, which may include proven and probable reserves, are disclosed for your Lota Bay property. Please forward to our engineer as supplemental information and not as

part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

· Property and geologic maps

· Description of your sampling and assaying procedures

· Drill-hole maps showing drill intercepts

· Representative geologic cross-sections and drill logs

· Description and examples of your cut-off calculation procedures

· Cutoff grades used for each category of your reserves and resources

· Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

· A detailed description of your procedures for estimating reserves

· Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

· A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Risk Factors, page 6

13.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief